SKADDEN, ARPS, SLATE, MEAGHER & FLOM
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JULIE.GAO@SKADDEN.COM		LOS ANGELES
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PARTNERS	TEL: (852) 3740-4700	PALO ALTO
EDWARD H.P. LAM ♦*	FAX: (852) 3740-4727	WASHINGTON, D.C.
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REGISTERED FOREIGN LAWYERS		PARIS
JOHN ADEBIYI (ENGLAND & WALES)		SÃO PAULO
Z. JULIE GAO (CALIFORNIA)		SHANGHAI
GREGORY G.H. MIAO (NEW YORK)		SINGAPORE
ALAN G. SCHIFFMAN (NEW YORK)	April 24, 2012	SYDNEY
ED SHEREMETA (NEW YORK)		TOKYO
TORONTO
VIENNA

VIA EDGAR

Michele Anderson

Chief, Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:      Youku Inc. Registration Statement on Form F-4

Dear Ms. Anderson:

On behalf of our client, Youku Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-4 (the “Registration Statement”) relating to the Company’s registration of its Class A ordinary shares (the “Shares”) to be issued, including the Shares represented by American depositary shares (the “ADSs”), via EDGAR with the Securities and Exchange Commission.

The Shares and the ADSs will be used as merger consideration for the Company’s proposed merger with and business combination of Tudou Holdings Limited (“Tudou”).  Upon the completion of the merger, a merger subsidiary wholly owned by the Company will merge with and into Tudou and Tudou will continue its operations as a privately held company solely owned by the Company.

To facilitate your review, we have separately delivered to you today five courtesy copies of the Registration Statement (without exhibits).

If you have any questions regarding the Registration Statement, please do not hesitate to contact the undersigned at (852) 3740-4850 or julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

cc:	Victor Koo, Chairman of the Board of Directors and Chief Executive Officer, Youku Inc.
Dele Liu, Senior Vice President and Chief Financial Officer, Youku Inc.
Ernest C Lee, Ernst & Young Hua Ming
Gary Wei Wang, Chairman of the Board of Directors and Chief Executive Officer, Tudou Holdings Limited
Bin Yu, Chief Executive Officer, Tudou Holdings Limited
Steve Pan, PricewaterhouseCoopers Zhong Tian CPAs Limited Company
David T. Zhang, Esq., Kirkland & Ellis International LLP
Jesse Sheley, Esq., Kirkland & Ellis International LLP
Benjamin Su, Esq., Kirkland & Ellis International LLP
Allen C. Wang, Esq. Latham & Watkins LLP